INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1. Time of Filing - - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within the modified Form U-13-60.

4. Organization Chart - - The company shall submit with each annual report a copy of its current organization chart.

                                    MODIFIED

                                  Form U-13-60

                                  ANNUAL REPORT

                                 For The Period
             Beginning January 1, 2004 and Ending December 31, 2004

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       Of

                     SOUTHERN COMMUNICATIONS SERVICES, INC.

                              A Subsidiary Company

                     Date of Incorporation August 16, 1993.

         State or Sovereign Power under which Incorporated or Organized
                                State of Delaware

          Location of Principal Executive Offices of Reporting Company
                       5555 Glenridge Connector, Suite 500
                                Atlanta, GA 30342

      Report filed pursuant to File Number 70-8233, dated December 30, 1994

                     Name, title, and address of officer to
              whom correspondence concerning this report should be
                  addressed:

                         R. Craig Elder, Vice President, Treasurer & CFO
             5555 Glenridge Connector, Suite 500, Atlanta, GA 30342

       Name of Principal Holding Company under which Reporting Company is
                                   Organized:

                              THE SOUTHERN COMPANY


                                                                                                         2

-----------------------------------------------------------------------------------------------------------

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS *

-----------------------------------------------------------------------------------------------------------

               Description of Schedules and Accounts                       Schedule or            Page
                                                                         Account Number          Number
-----------------------------------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                                  Schedule I             3-4
-------------------------

     COMPANY PROPERTY                                                      Schedule II            5-6

     ACCUMULATED PROVISIONS FOR DEPRECIATION                              Schedule III             7
     AND AMORTIZATION OF COMPANY PROPERTY

     INVESTMENTS                                                           Schedule IV             8

     ACCOUNTS RECEIVABLE FROM ASSOCIATE                                    Schedule V              9
     COMPANIES

     MISCELLANEOUS CURRENT AND ACCRUED ASSETS                             Schedule VIII            10

     MISCELLANEOUS DEFERRED DEBITS                                         Schedule IX             11

     PROPRIETARY  CAPITAL                                                  Schedule XI             12

     LONG TERM DEBT                                                       Schedule XII             13

     CURRENT AND ACCRUED LIABILITIES                                      Schedule XIII            14

     NOTES TO FINANCIAL STATEMENTS                                        Schedule XIV             15

COMPARATIVE INCOME STATEMENT                                               Schedule XV             16
----------------------------

     ANALYSIS OF BILLING-ASSOCIATE COMPANIES                               Account 457             17

     ANALYSIS OF BILLING-NONASSOCIATE COMPANIES                            Account 458             18

     SCHEDULE OF EXPENSE BY DEPARTMENT OR                                 Schedule XVII          19-20
     FUNCTION

     DEPARTMENTAL ANALYSIS OF SALARIES                                     Account 920             21

     OUTSIDE SERVICES EMPLOYED                                             Account 923             22

     EMPLOYEE PENSIONS AND BENEFITS                                        Account 926             23

     GENERAL ADVERTISING EXPENSES                                         Account 930.1            24

     MISCELLANEOUS GENERAL EXPENSES                                       Account 930.2            25

     RENTS                                                                 Account 931             26

     TAXES OTHER THAN INCOME TAXES                                         Account 408             27

     DONATIONS                                                            Account 426.1            28

     OTHER DEDUCTIONS                                                     Account 426.5            29

     ORGANIZATION CHART                                                                            30



* Omitted Schedule Numbers not listed and not applicable.




                                                                                                                                3

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

                                   (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------
Give balance sheet of the Company as of December 31 of the current and prior year.  (Note:  Amounts are in thousands of dollars.)
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
     ACCOUNT                          ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
------------------------------------------------------------------------------------------------------------------------------
                                                                                    CURRENT                    PRIOR
------------------------------------------------------------------------------------------------------------------------------
                    COMPANY PROPERTY
101                 Company Property                     (Schedule II)                 370,819                   359,372
107                 Construction work in progress        (Schedule II)                  10,351                     4,843
                                                                               ---------------         -----------------
                                       Total Property                                  381,170                   364,215
                                                                               ---------------         -----------------

108                 Less accumulated provision for depreciation and                    176,093                   146,894
                    amortization of company property   (Schedule III)
                                                                               ---------------         ------------------

                                    Net Company Property                               205,077                   217,321
                                                                               ---------------         ------------------

                    INVESTMENTS

124                 Other Investments    (Schedule IV)                                     296                        90

                                                                               ---------------         ------------------
                                      Total Investments                                    296                        90
                                                                               ---------------         -------------------

                    CURRENT AND ACCRUED ASSETS

131                 Cash                                                                 1,192                       768
134                 Funds held in escrow                                                   172                        76
136                 Temporary cash investments    (Schedule IV)                          5,629                     5,994
143                 Accounts Receivable                                                 21,190                    18,983
144                 Accumulated provision for uncollectable accounts                    (3,351)                  (2,176)
146                 Accounts receivable from associate                                   1,365                     1,761
                    companies
146                 (Schedule V)                                                         6,415                     5,749
                    Prepaid income taxes
154                 Materials and supplies                                               7,064                     6,412
165                 Prepayments                                                          4,150                     1,919
174                 Miscellaneous current and accrued assets
                                       (Schedule VIII)                                    (187)                     (256)

                                                                               ---------------         -------------------   -

                              Total Current and Accrued Assets                          43,639                    39,230
                                                                               ---------------         ------------------    -

                    DEFERRED DEBITS

186                 Miscellaneous deferred debits   (Schedule IX)                        1,389                       459
190                 Accumulated deferred income taxes                                    3,122                         0

                                                                               ---------------         ------------------

                                    Total Deferred Debits                                4,511                       459
                                                                               ---------------         ------------------

                                TOTAL ASSETS AND OTHER DEBITS                          253,523                   257,100
-------------------------------------------------------------------------------------------------------------------------




                                                                                                                               4

                                        ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                                              (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------------------
                                            SCHEDULE I - COMPARATIVE BALANCE SHEET



-------------------------------------------------------------------------------------------------------------------------------
      ACCOUNT                   LIABILITIES AND PROPRIETARY CAPITAL                           AS OF DECEMBER 31

-------------------------------------------------------------------------------------------------------------------------------
                                                                                       CURRENT                  PRIOR
                                                                                ----------------------- -----------------------
                      PROPRIETARY CAPITAL

201                   Common stock issued                   (Schedule XI)                        1                       1
211                   Miscellaneous paid-in capital         (Schedule XI)                  161,966                 159,507
216                   Unappropriated retained earnings      (Schedule XI)                  (39,325)                (53,333)
                                                                                ------------------     -------------------
                                     Total Proprietary Capital                             122,642                 106,175
                                                                                ------------------      -------------------

                      LONG TERM DEBT
233                   Advances from assoc. companies                                        40,341                  65,203
                      (Schedule XII)
224                   Other long-term debt        (Schedule XII)                             3,301                   5,707
                                                                                ------------------      -------------------
                                        Total long-term debt                                43,642                  70,910
                                                                                ------------------      -------------------

                      CURRENT AND ACCRUED LIABILITIES

231                   Notes Payable                                                          1,099                      34
232                   Accounts payable                                                      12,376                  10,435
234                   Accounts payable to associate companies                                2,613                   2,027
                      (Schedule XIII)
236                   Taxes Payable                                                              0                     240
237                   Interest accrued                                                         199                   1,854
241                   Tax collections payable                                                2,106                   5,171
242                   Miscellaneous current and accrued liabilities                         10,021                   7,204
                      (Schedule XIII)
                                                                                ------------------      -------------------
                               Total current and accrued liabilities                        28,414                  26,965
                                                                                ------------------      -------------------

                      DEFERRED CREDITS
253                   Other deferred credits                                                24,562                  23,418
                                                                                ------------------      -------------------
                                       Total Deferred Credits                               24,562                  23,418
                                                                                ------------------      -------------------

282                   ACCUMULATED DEFERRED INCOME TAXES                                     34,263                  29,632
                      ---------------------------------

                                                                                ------------------      -------------------
                                 TOTAL LIABILITIES AND PROPRIETARY
                                              CAPITAL                                      253,523                 257,100
---------------------------------------------------------------------------------------------------------------------------------




                                                                                                                                5

                                            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                                 For the Year Ended December 31, 2004
                                                                    -----------------
---------------------------------------------------------------------------------------------------------------------------


                                              SCHEDULE II - COMPANY PROPERTY

                                                      (In Thousands)

---------------------------------------------------------------------------------------------------------------------------
                                              START OF YEAR                    RETIRED OR   OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE         ADDITION         SOLD                         BALANCE
---------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY

Account

303            MISCELLANEOUS    INTANGIBLE            72,466              42             1                          72,507
               PLANT

304            LAND AND LAND RIGHTS                      180                                                           180

305            STRUCTURES AND IMPROVEMENTS            56,893           4,577           104                          61,366


306            LEASEHOLD IMPROVEMENTS                  2,120             547           342              15           2,340


307            EQUIPMENT                             191,392           7,181         1,493             134         197,214


308            OFFICE FURNITURE AND                    2,522             189                                         2,711
               EQUIPMENT

309            AUTOMOBILES, OTHER VEHICLES                65                                                            65
               AND RELATED GARAGE EQUIPMENT

311            OTHER COMPANY PROPERTY                 33,734             702                                        34,436


----------------------------------------------------------------------------------------------------------------------------
               SUB-TOTAL                             359,372          13,238         1,940             149         370,819


                                              ------------------------------------------------------------------------------
107            CONSTRUCTION WORK IN PROGRESS           4,843           5,596            48            (40)          10,351

                                               -----------------------------------------------------------------------------
               TOTAL                                 364,215          18,834         1,988             109         381,170

                                              ===============================================================================

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         CWIP Other Changes represents capitalization of CWIP assets.


                              SCHEDULE II CONTINUED

                                 (In Thousands)

2/      *SUBACCOUNTS  ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
           COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT
           ADDITIONS  DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------
                                                             BALANCE AT
                  SUBACCOUNT DESCRIPTION      ADDITIONS     CLOSE OF YEAR
-------------------------------------------------------------------------------
 (FILED CONFIDENTIALLY PURSUANT TO RULE 104)







--------------------------------------------------------------------------------

3/ DESCRIBE OTHER COMPANY PROPERTY:



4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS:
   FILED CONFIDENTIALLY PURSUANT TO RULE 104



                                                                            7

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2003
                                        -----------------


---------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                        AMORTIZATION OF COMPANY PROPERTY

                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------
                                              START OF YEAR     CHARGED TO                  OTHER CHANGES    END OF YEAR
                DESCRIPTION                      BALANCE       ACCOUNT 403      RETIRE-      ADD (DEDUCT)      BALANCE
                                                                                MENTS
---------------------------------------------------------------------------------------------------------------------------
COMPANY PROPERTY
----------------

Account
-------

303            MISCELLANEOUS INTANGIBLE                3,127               0             0               0           3,127
               PLANT

305            STRUCTURES AND IMPROVEMENTS            17,558           2,948            31                          20,475


306            LEASEHOLD IMPROVEMENTS                  1,126             236           332                           1,030

307            EQUIPMENT                             101,359          23,461         1,270             127         123,677

308            OFFICE FURNITURE AND FIXTURES             749             170             0               0             919

309            AUTOMOBILES, OTHER VEHICLES                65                                                            65
               AND RELATED GARAGE EQUIPMENT

311            OTHER COMPANY PROPERTY                 22,910           3,890                                        26,800





                                              -----------------------------------------------------------------------------
                           TOTAL                     146,894          30,705         1,633             127         176,093
                                              =============================================================================

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         Not applicable

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                         -----------------


-------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
                                 (In Thousands)
-------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule concerning investments. Under account 124, "Other Investments", state each investment separately, with description, including , the name of issuing company, number of shares or principal amount, etc.



-----------------------------------------------------------------------------
                                      BALANCE AT          BALANCT AT CLOSE
                     DESCRIPTION       GINNING OF          OF YEAR
                                       YEAR
-----------------------------------------------------------------------------
ACCOUNT 124   -   OTHER INVESTMENT

EMPLOYEE LOANS                                5                  0


EXECUTIVE COMPENSATION TRUST                 85                296


ACCOUNT 136 - TEMPORARY CASH              5,994              5,629
INVESTMENTS









                                 ----------------------- ----------------------
                                 TOTAL    6,084              5,925
----------------------------------------------------- -------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

-------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

-------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate by subaccount should be provided.

-------------------------------------------------------------------------------
                                                BALANCE AT     BALANCE AT
                       DESCRIPTION              BEGINNING OF    CLOSE OF YEAR
                                                  YEAR
-------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE-
COMPANIES:

     Alabama Power  Co.                               532             429

     Georgia Power Co.                                571             531

     Gulf Power Co.                                     9               2

     Mississippi Power Co.                             88             145

     Savannah Electric                                 29              26

     Southern Nuclear                                  20              17

     Southern Company Services                        374              57

     Southern                                          36               0

     Southern Telecom                                 102             156

     Southern Company Gas                               0               2

     Provision for Income Tax - The Southern Co.    5,749           6,415




                                                   ----------------------------
                               TOTAL                 7,510          7,780
                                                  -----------------------------

-
                                                               TOTAL
                                                             PAYMENTS
                                                         --------------------

 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                0





                                                          --------------------
                                        TOTAL PAYMENTS             0

-------------------------------------------------------------------------------




                                                                                             10

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

-----------------------------------------------------------------------------------------------------------
            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
INSTRUCTIONS:              Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------
          D  E  S  C  R  I  P  T  I  O  N                      BALANCE AT         BALANCE AT CLOSE
                                                            BEGINNING OF YEAR        OF YEAR
---------------------------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

COMMISSION APPLICATIONS                                            (68)                (3)

INVENTORY RESERVE - SHRINKAGE                                     (147)              (147)


INVENTORY RESERVE - OBSOLESCENCE                                   (41)               (37)









                                                                 ---------         -------------
                                                TOTAL             (256)              (187)
------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTION: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

------------------------------------------------------------------------------
                     DESCRIPTION        ALANCE AT         BALANCE AT CLOSE
                                        GINNING OF            OF YEAR
                                          YEAR
------------------------------------------------------------------------------
ACCOUNT 186 - MISCELLANEOUS
DEFERRED DEBITS

    Deferred Activation Expense           0                       556

   Clearing Accounts                    438                       798

    Minimum Pension Obligation           14                        35

    Other                                 7                         0


                                        ---------------------------------------
                          TOTAL         459                       1,389
                                        ---------------------------------------



                                ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                                        For the Year Ended December 31, 2004

--------------------------------------------------------------------------------------------------------------------------------

                                           SCHEDULE XI - PROPRIETARY CAPITAL

                                                        (In Thousands)

--------------------------------------------------------------------------------------------------------------------------------
                                            NUMBER OF
ACCOUNT NUMBER         CLASS OF STOCK        SHARES      PAR OR STATED VALUE     OUTSTANDING CLOSE OF PERIOD
                                           AUTHORIZED       PER SHARE            -----------------------------------------------
                                                                                NO. OF SHARES     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 201          COMMON STOCK ISSUED     1,000              $1                  1,000               1
------------------------------------------------------------------- ------------------------------------------------------------
INSTRUCTIONS:     Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
--------------------------------------------------------------------------------------------------------------------------------
                  D  E  S  C  R  I  P  T  I  O  N                                          AMOUNT
--------------------------------------------------------------------------------------------------------------------------------

ACCOUNT  211     MISC. PAID IN CAPITAL                                                                 159,777

                 Tax Benefit - Executive Stock Options                                                   2,243
                 Other Comprehensive Income                                                                (73)

                 OCI - Income Tax                                                                           19
                                                                                               -----------------
                                                                               TOTAL                   161,966

--------------------------------------------------------------------------------------------------------------------------------
                                                             BALANCE AT    NET INCOME OR    DIVIDENDS PAID     BALANCE AT CLOSE
                  D  E  S  C  R  I  P  T  I  O  N          BEGINNING OF      (LOSS)                                 OF YEAR
                                                               YEAR
--------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 216       UNAPPROPRIATED RETAINED EARNINGS                (53,333)       14,008                            (39,325)


                                                              ------------------------------------------------------------------
                                                   TOTAL          (53,333)       14,008                            (39,325)
--------------------------------------------------------------------------------------------------------------------------------




                                  ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                           For the Year Ended December 31, 2004

----------------------------------------------------------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:    Advances from parent and associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
-----------------------------------------------------------------------------------------------------------------------------------
                                   TERMS OF OBLIG     DATE OF   INTEREST  AMOUNT     BALANCE AT                           BALANCE
 N A M E  O F  C R E D I T O R    CLASS & SERIES      MATURITY    RATE    AUTHORIZED  BEGINNING    ADDITIONS  DEDUCTIONS  AT CLOSE
                                   OF OBLIGATION                                      OF YEAR                            OF YEAR
------------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 233 -  ADVANCES FROM PARENT:
               - Southern                              Renewable    6.00%               65,203         3,138      28,000   40,341
Company

ACCOUNT 224 - OTHER LONG TERM DEBT
              - Motorola             Promissory Note  09/30/2008    2.54%                5,551         3,699       5,969    3,281

ACCOUNT 224.1 - OTHER LONG TERM DEBT
               - Discount - Motorola   Discount on
                                       Promissory Note                                  (125)           250         154     (221)

ACCOUNT 224.6 - OTHER LONG TERM DEBT
                - W. Harold Tate       Promissory Note  08/05/2009  7.00%                 281           20           60      241



                                                              ---------------------------------------------------------------------
                                                       TOTAL                           70,910                             43,642
--------------------- -------------------------------------------------------------------------------------------------------------




                                                                                                        14

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

-----------------------------------------------------------------------------------------------------------
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------

INSTRUCTIONS:              Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-----------------------------------------------------------------------------------------------------------

          D   E   S   C   R   I   P   T   I   O   N                      BALANCE AT      BALANCE AT CLOSE
                                                                     BEGINNING OF YEAR        OF YEAR
-----------------------------------------------------------------------------------------------------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES :

      ALABAMA POWER COMPANY                                                         140                 79

      GEORGIA POWER COMPANY                                                         184                 90

      GULF POWER COMPANY                                                             12                  9

      MISSISSIPPI POWER  COMPANY                                                      7                  7

      SOUTHERN COMPANY SERVICES                                                   1,682              2,427

      SAVANNAH ELECTRIC                                                               2                  1






                                                                     --------------------------------------
                                                              TOTAL               2,027              2,613
---------------------------------------------------------------------------------------- ------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
                               ACCRUED LIABILITIES:

       Accrued Bonuses                                                            5,819              6,106
       Deferred Gain on Tower Sales - Current                                         0              2,409
       Accrued Vacation                                                           1,383              1,489
       Miscellaneous                                                                  2                 17



                                                                     --------------------------------------
                                                              TOTAL               7,204             10,021
-----------------------------------------------------------------------------------------------------------

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                  Schedule XIV - Financial Statement Footnotes

                                December 31, 2004

                                      DRAFT

1.    ORGANIZATION AND NATURE OF BUSINESS

     Southern Communications Services, Inc. (d/b/a Southern LINC) (the "Company") was incorporated under the laws of the state of Delaware on August 16, 1993. Southern Company ("Southern") is the lone stockholder of the Company and is registered as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Both Southern and the Company are subject to the regulatory provisions of the PUHCA.

     The Company operates an enhanced specialized mobile radio ("ESMR") communications system in a contiguous territory covering most of Alabama and Georgia and portions of northern Florida and southern Mississippi. The communications services provided include dispatch, short messaging, packet data, and interconnect services. These services are offered to other subsidiaries of Southern and to commercial, governmental, and individual customers. At December 31, 2004 and 2003, the Company had over 289,000 and 268,000 subscriber units on the air, respectively, of which approximately 20,000 and 18,000 units respectively are used by affiliates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates--The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Source of Supplies--The Company relies on local and long-distance telephone companies to provide certain communications services. Although management believes that alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

     The Company acquires its inventory (consisting of phones and accessories) and equipment, which are important components of its operations, almost entirely from one source. Although there are a limited number of manufacturers of this type of equipment, management believes that other suppliers could provide similar equipment on comparable terms. If the current supplier is unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

     Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Credit Risk--The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for access to the network and the ability to terminate network access for delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates fair value.

     Handsets and Accessories--The Company maintains inventory of phones and accessories for resale and also of phones and accessory parts (e.g., antennae, batteries, cable, etc.). Phones and accessories are stated at the lower of average original cost or market.

     Property and Equipment--Property and equipment are recorded at cost and include certain capitalized overhead costs (primarily engineering). The Company records depreciation using the straight-line method over the estimated useful 1ives of the assets, which are 20 years for buildings and towers, 3 to 15 years for equipment, and 5 to 15 years for furniture and fixtures. When property is retired, the cost of the property and the related accumulated depreciation are removed from the balance sheets and any gain or loss on the transaction is included in income.

     Construction in Progress--Expenditures to construct the Company's ESMR system are recorded as construction in progress until the assets are placed in service, at which time they are recorded to the appropriate property and equipment accounts and depreciation begins.

     FCC Licenses--Licenses primarily represent costs incurred to acquire ESMR licenses issued by the Federal Communications Commission ("FCC"). On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 Goodwill and Other Intangible Assets. Upon adoption, the Company discontinued amortizing the FCC licenses as it determined that these assets meet the definition of indefinite lived intangible assets under SFAS No. 142. The licenses were being amortized over a period of 40 years. SFAS No. 142 requires an assessment of the carrying value of the licenses for potential impairment at least annually, or as indications of impairment exist. Under SFAS No. 142, indefinite lived intangible assets are deemed to be impaired if the net book value of the assets exceeds fair value.

     Long-Lived Assets--Long-lived assets include assets such as property and equipment and intangible assets other than those with indefinite lives. The Company periodically reviews the values assigned to long-lived assets, including property and intangibles, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued. On January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of this statement did not have a material impact on the financial statements.

     Income Taxes--The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

     Revenue Recognition--The Company earns revenues by providing ESMR services as well as from the sale of wireless phones and accessories. Base monthly service fees are billed one month in advance and recorded on the balance sheet as advance billings and are recognized when earned. Airtime revenues are recognized when service is provided. Other revenues primarily consist of tower lease revenues and equipment service revenues, and are recognized as the services are provided.

     Advertising Costs--The Company expenses all advertising costs as incurred.

     New Accounting Pronouncements--Effective July 1, 2003, the Company adopted the provisions of Emerging Issues Task Force ("EITF"), Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting.

     The Company determined that the sale of wireless services with an accompanying phone constitutes a revenue arrangement with multiple deliverables as outlined by EITF Issue No. 00-21. Arrangement consideration received for the phone is recognized as equipment sales when the phone is delivered and accepted by the subscriber. In addition, the Company charges a nonrefundable, up-front activation fee which does not meet the criteria of a separate unit of accounting under EITF Issue No. 00-21. A portion of the activation fees are allocated to the phone sales and are recognized when the phones are delivered and accepted by the subscriber. The remainder of the activation fees are deferred, along with an equal amount of costs, and are recognized on a straight-line basis over the initial customer contract period. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company's financial statements.

3.   FCC LICENSES

     Effective January 1, 2002, the Company adopted SFAS No. 142. In conjunction with this adoption, the Company reassessed the useful lives of its intangible assets, which consist solely of FCC licenses. The FCC licenses provide the Company with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the FCC. Renewals of FCC licenses have occurred routinely and at nominal cost. Additionally, the Company has determined that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of its FCC licenses. As a result, the FCC licenses will be treated as indefinite-lived intangible assets under the provisions of SFAS No. 142 and will not be amortized but rather will be tested for impairment at least annually, or when events and circumstances warrant. The Company will reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

     Prior to 2004, the Company utilized a fair value approach, incorporating discounted cash flows, to complete the impairment test. This approach determined the fair value of the FCC licenses and, accordingly, incorporated cash flow assumptions regarding the investments in a network, the development of distribution channels, and other inputs for making the business operational. As these inputs are included in determining free cash flows of the business, the present value of the free cash flows is attributable to the licenses. The discount rate applied to the cash flows was consistent with the Company's weighted average cost of capital.

     In 2004, the Company completed an impairment test of its FCC licenses and determined that no impairment existed. This impairment test was performed on an aggregate basis, consistent with the Company's management of the business on a regional scope. In 2004, the company utilized a study based on Federal Communications Commission ("FCC") "WT Docket No. 02-55" in lieu of the Free Cash Flow Model. The FCC has initiated a rulemaking proceeding, designated "WT Docket No. 02-55," in which the FCC proposed a reconfiguration (rebanding) of frequency allocations in the 800 MHz band, including frequency allocations on which the company is currently authorized to operate. As part of its rebanding effort, the company performed a valuation study on the spectrum that the company will hold after rebanding is complete. The 2000 census population for each individual county in the company spectrum map was multiplied by the amount of spectrum (in MHz) the company will hold after rebanding is complete. The resulting (MHz x Pop) values were then summed across the entire geographic territory where the company will hold spectrum after rebanding is complete. This aggregate (MHz x Pop) value was then multiplied by a common factor used in spectrum valuation calculations, a value known as $/MHz/Pop

     Prior to January 1, 2002, the Company amortized its FCC licenses over a period of 40 years, which resulted in amortization expense of approximately $1.8 million per year. The carrying value of the FCC licenses at December 31, 2004 was approximately $69.4 million.

4.   DEFERRED GAINS ON TOWER SALES

     In 1998, 1999, and 2000, the Company entered into various agreements with unrelated third parties to sell certain of its tower assets, and simultaneously entered into agreements to lease space on the towers back under operating leases. The transactions were accounted for as sale-leaseback transactions in accordance with SFAS No. 98. The lease agreements for tower space have varying terms ranging from five to ten years, with options to renew in additional five year increments. The Company deducted and deferred from the total book gain recognized at the time of the transactions the present value of the future minimum lease payments, and is amortizing this portion of the gains as a credit to rental expense on a straight-line basis over the related lease terms. At December 31, 2004, the total of the deferred gains related to these transactions and included on the accompanying balance sheet was approximately $7.4 million, of which $2.4 million is included in current liabilities and will be amortized into income in 2004.

5.    LONG-TERM OBLIGATIONS

     (FILED CONFIDENTIAL PURSUANT TO RULE 104)

6.    EMPLOYEE BENEFIT PLANS

     The Company's employees are eligible to participate in the Southern Company benefit plans. Southern Company has a defined benefit, trusteed, noncontributory pension plan that covers substantially all regular employees. Benefits are based on one of the following formulas: years of service and final average pay or years of service and a flat dollar benefit. The Company funds the pension trust to the extent deductible under federal income tax regulations or to the extent required as determined by its actuary. The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The cost of these benefits is not funded. The measurement date for the Company's plans is September 30.

     The following tables show actuarial results and assumptions for pension and other postretirement benefits as follows (in thousands) as of December 31, 2004 and 2003:

                                                                    2004                                 2003
                                                            ---------------------------       -------------------------
                                                                Pension         Other          Pension         Other
                                                                Benefits        Benefits        Benefits      Benefits
                                                            ---------------------------      ---------------------------
        Benefit obligation at December 31                    $     23,031    $   4,544       $  18,292     $   3,627
        Fair value of plan assets at December 31                   12,998            -          11,619             -
                                                             -----------    -----------     -----------   ---------

        Funded status                                        $    (10,033)   $  (4,544)       $ (6,673)    $  (3,627)
                                                             ============    ==========      ==========    =========

        Accrued liability recognized in the
          balance sheets                                     $      5,147    $   2,577       $   3,433     $   2,012
                                                             ============    ===========     = =========   =========


     In 2004 and 2003, amounts recognized in the balance sheets in accumulated other comprehensive loss income were $54,000 and $18,000, respectively.

     The weighted average rates assumed in the actuarial calculations for both the pension and other postretirement benefits were:

                                            2004            2003
                                           -----------------------

        Discount                               6.0%         6.5%
        Annual salary increase                 3.8%         4.0%
        Long-term return on plan assets        8.5%         8.5%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.25% for 2004 decreasing gradually to 5.25% through the year 2010, and remaining at that level thereafter.

     Certain changes in the projected benefit obligations were as follows (in thousands) as of December 31, 2004 and 2003:



                                                                  2004                           2003
                                                        -----------------------        ------------------------
                                                          Pension        Other           Pension         Other
                                                         Benefits       Benefits         Benefits       Benefits
                                                        ---------       --------        --------        ---------
         Net periodic benefit costs                      $ 1,874          $ 580          $ 1,463          $ 475
         Benefits paid                                       170              0              131              0

7.    COMMITMENTS AND CONTINGENCIES

     Leases--The Company leases office space and cell sites under long-term operating leases. The majority of these leases contain renewal provisions that are generally expected to be exercised or replaced by other leases. Rental expense for the years ended December 31, 2004 and 2003 totaled approximately $12,325,000 and $10,962,000, respectively, and is included in selling, general, and administrative expense and system operations and maintenance expense in the accompanying statements of operations.

     Future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are as follows (in thousands):

      2005                                 $  10,029
      2006                                     9,474
      2007                                     9,103
      2008                                     6,104
      2009                                     4,491
      Thereafter                              5,405
                                           --------

      Total                                $ 44,606
                                           ========


     Legal Proceedings--The Company is subject to legal proceedings and claims that arise in the ordinary course of business. There are no pending legal matters to which the Company is a party that management believes will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

8.    TRANSACTIONS WITH AFFILIATES

     (FILED CONFIDENTIAL PURSUANT TO RULE 104)

9.    INCOME TAXES

     The Company files its federal income tax return on a consolidated basis with Southern. The company files state income tax returns on a combined basis in Alabama, Georgia, and Mississippi. The Company files stand-alone state income tax returns for Florida. Under the joint consolidated income tax agreement, the Company computes its current and deferred income tax expense on a stand-alone basis.

     The income tax expense reflected in the accompanying financial statements consists of the following for the years ended December 31, 2004 and 2003 (in thousands):

                                                        2004             2003
                                                        ----------------------

        Current income taxes                            $ 6,055       $ 8,224
        Deferred income taxes                             3,541         2,798
                                                        ------        --------

        Total income tax expense                       $ 9,596        $11,022
                                                       =======        ========


     At December 31, 2004 and 2003, the Company had payables to Southern of approximately $775,000 and receivable from Southern of $909,000, respectively, under the terms of the consolidated income tax agreement. These amounts are included in net payables to affiliates in the accompanying balance sheets.

     Deferred tax (liabilities) assets were comprised of the following at December 31, 2004 and 2003 (in thousands):

                                                                                             2004             2003
                                                                                         ---------------------------
Deferred tax (liabilities):
  Property, primarily accelerated depreciation                                            $(43,856)        $(43,042)
  Other                                                                                         (9)              (5)
                                                                                          ---------        ---------
Total deferred tax liabilities                                                             (43,865)         (43,047)
                                                                                          ---------        ---------
Deferred tax assets:
  State tax net operating loss carryforwards                                                 5,516            6,724
  Capitalized interest                                                                       1,367              823
  Capitalized costs                                                                            513              482
  Pension and postretirement benefits                                                        3,008            2,113
  Employee compensation                                                                        934            1,805
  Revenue recognition                                                                        1,858            1,314
  Deferred gain on sale of assets                                                            2,204            4,056
  Other                                                                                      2,840            3,645
                                                                                         ---------        ---------
Total deferred tax assets                                                                   18,240            20,962
                                                                                         ---------        ---------
Net deferred tax (liabilities)                                                             (25,625)         (22,085)
Less: portion included in current assets                                                     3,122            3,024
                                                                                         ---------        ---------

Net long-term deferred tax (liabilities)                                                 $(28,747)        $ (25,109)
                                                                                         ========         =========

A reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows at December 31, 2004 and 2003:

                                                                        2004            2003
                                                                     ------------------------
Income tax expense at statutory rate                                   35.0 %          35.0 %
State income taxes, net of federal benefit                              3.5             3.5
Nondeductible expenses                                                  0.5             0.3
Other                                                                   1.9             0.8
                                                                      -----           ----

Total income tax expense                                               41.0 %          39.6%
                                                                      =====           =====

     The Company has operating loss carryforwards available to reduce future state taxable income of approximately $113 million at December 31, 2004, of which $1 million expires in 2010, $26 million expires in 2011, $56 million expires in 2012, $1 million expire in 2013, $7 million expires in 2018, $17 million expires in 2019, $2 million expires in 2020, and $3 million expires in 2021.

                                     ******

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                         -----------------


-------------------------------------------------------------------------------
                                   SCHEDULE XV

                               STATEMENT OF INCOME

                                 (In Thousands)
                                   (UNAUDITED)
-------------------------------------------------------------------------------
     ACCOUNT       D   E  S  C  R  I  P  T  I  O   N        PRIOR      CURRENT
                                                             YEAR       YEAR
-------------------------------------------------------------------------------
                    INCOME
       45x          Services & Equipment                  198,415     204,343
      421           Miscellaneous income or loss              127          86

                                                          ---------------------
                                       Total Income       198,542      204,429
-------------------------------------------------------------------------------

                    EXPENSES
      920           Salaries and wages                     30,435       32,807
      921*          Office supplies and expenses           27,188       31,491
      923           Outside services employed              38,391       42,582
      924           Property insurance                          0            1
      925           Injuries and damages                      197          299
      926           Employee pensions and benefits          6,244        6,359
      930.1         General advertising expense             7,209        8,364
      930.2         Miscellaneous general expenses          1,918        1,827
      930.5         Bad Debt Expense                        3,504        3,980
      931           Rents                                   8,498        9,867
      932           Maintenance of structures and equipment 5,979        5,352
      403           Depreciation and amortization expense  31,113       30,577
      408           Taxes other than income taxes           3,356        4,275
      409           Income taxes                            8,706        8,632
      411           Deferred income taxes                   1,503        1,082
      426.0         Loss on asset retirement                3,840          242
      426.1         Donations                                   2            5
      426.5         Other deductions                           90          193
      430           Interest on Southern loan               4,719        2,822
      431           Other interest expense                    155        (336)



                                                            -------------------
                                  Total Expense            183,046      190,421
                                                            -------------------

                             Net Income or (Loss)           15,497       14,008
------------------- -----------------------------------------------------------

INSTRUCTION:   Provide a schedule briefly describing types of intercompany transactions.

TRANSACTIONS WITH ASSOCIATE COMPANIES
-------------------------------------

Southern Communications Services, Inc. has agreements with Southern Company Services, Inc. and each of the system operating companies under which those companies provide the following services to the Company at cost: general engineering, design engineering, accounting and statistical, rates, budgeting, business promotion and public relations, systems and procedures, training, administrative, and financial services. In addition to these services, certain facilities of the system companies are made available to the Company and its customers.


*Office Supplies and Expenses

   Amount includes cost of radios and accessories sold.

                                                                         17
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                        -----------------

-------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                              SERVICES RENDERED TO
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                 (In Thousands)

-------------------------------------------------------------------------------

                                                                       TOTAL
NAME OF ASSOCIATE COMPANY                                              AMOUNT
                                                                       BILLED *
-------------------------------------------------------------------------------
     (FILED CONFIDENTIAL PURSUANT TO RULE 104)

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

-------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NON-ASSOCIATE COMPANIES
                                   ACCOUNT 458

                                 (In Thousands)

-------------------------------------------------------------------------------
 DESCRIPTION    TOTAL COST   EXCESS OR DEFICIENCY     TOTAL AMOUNT BILLED *

   (FILED CONFIDENTIAL PURSUANT TO RULE 104)







-------------------------------------------------------------------------------
INSTRUCTION: Provide a brief description of the sales and
             services rendered by category in accordance with your sales and service contracts and list the amounts applicable per category.

-------------------------------------------------------------------------------



o        Billings are at market rates







             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------------

  D E S C R I P T I O N    O F   I T E M S        TOTAL    OVERHEAD    D E P A R T M E N T   O R  S E R V I C E    F U N C T I O N
                                                 AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
  920        SALARIES AND WAGES                     N/A
  921        OFFICE SUPPLIES AND EXPENSES
  922        ADMIN EXP TRANSFERRED - CREDIT
  923        OUTSIDE SERVICES EMPLOYED
  924        PROPERTY INSURANCE
  925        INJURIES AND DAMAGES
  926        EMPLOYEE PENSIONS AND BENEFITS
  928        DISPOSITION OF INTELLECTUAL PROP.
 930.1       GENERAL ADVERTISING EXPENSE
 930.2       MISCELLANEOUS GENERAL EXPENSE
  931        RENTS
  932        MAINTENANCE OF STRUCTURES & EQUIP
  403        DEPRECIATION & AMORTIZATION EXP
  408        TAXES OTHER THAN INCOME TAXES
  409        INCOME TAXES
  410        PROVISION FOR DEFERRED INCOME TAX
  411        PROV  DEFERRED INCOME TAX - CREDIT
 411.5       INVESTMENT TAX CREDIT
 426.1       DONATIONS
 426.5       OTHER DEDUCTIONS
  427        INTEREST ON LONG TERM DEBT
  430        INTEREST ON DEBT TO ASSOCIATE CO.
  431        OTHER INTEREST EXPENSE
                                                              ---------------------------------------------------------------------
INSTRUCTION: Indicate each department or service function.
(See instruction 01-3 Gen'l Structure of Acc'ting Structure
System: Uniform System Account.)       TOTAL EXPENSES
-----------------------------------------------------------------------------------------------------------------------------------

o Refer to expenses on Schedule XV. Detailed information for SEC Accounts N/A since all costs are billed at market.

            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC..
                      For the Year Ended December 31, 2004
                                  SCHEDULE XVII
                        SCHEDULES OF EXPENSE DISTRIBUTION
                                       BY
                             DEPARTMENT OR FUNCTION
-------------------------------------------------------------------------------
   ACCOUNT NUMBER         D E P A R T M E  N  T       O R    F U N C T I O N
-------------------------------------------------------------------------------
        920                  Not  Applicable
        921
        922
        923
        924
        925
        926
        928
       930.1
       930.2
        931
        932
        403
        408
        409
        410
        411
       411.5
       426.1
       426.5
        427
        430
        431
-------------------------------------------------------------------------------

                                                                          21
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                          -----------------



-------------------------------------------------------------------------------

                       DEPARTMENTAL ANALYSIS OF SALARIES *

                                   ACCOUNT 920



-------------------------------------------------------------------------------------------------------------
NAME OF DEPARTMENT OR SERVICE FUNCTION                             SALARY        NUMBER
                                                                   EXPENSE      PERSONNEL
-------------------------------------------------------------------------------------------------------------
Indicate each department or service function.                           TOTAL
                                                                       AMOUNT            END OF
                                                                   (in thousands)          YEAR
-------------------------------------------------------------------------------------------------------------

         Customer Service & Human Resources                      4,487                    117

         Marketing                                               1,215                     21

         Sales                                                   9,087                    156

         Engineering                                             5,678                     93

         VP - Finance                                            4,339                     88

         Information Technology                                  2,879                     39

         Executive                                                 379                      2

         Legal                                                     419                      6


         Accrued Salaries                                        (634)

         Accrued Bonuses                                         5,978

         Salaries Allocated to Southern Telecom                  (128)

         Capitalized Labor                                       (892)








* Salaries were not billed out per se as all billings to associates and non-associates were at market.






                                                          ---------------------------------------------------
                                                  TOTAL          32,807                   522
------------------------------------------------------------------------------------------------------------




                                                                                                           22
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.
                      For the Year Ended December 31, 2004
                                         -----------------

-----------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923*
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
INSTRUCTIONS:           Provided below is a break down of outside services employed.
-----------------------------------------------------------------------------------------------------------
Legal Fees                                                                                           2,373
Account & Audit Fees                                                                                   657
Outside Services - Alabama                                                                             149
Power
Outside Services - Georgia Power                                                                         7
Outside Services - Gulf Power                                                                           35
SCS Field Services                                                                                      37
SCS Admin                                                                                            2,631
SCS Transport                                                                                        8,352
SCS Other                                                                                              679
SCS Air Travel                                                                                         278
SCS IR Products & Svcs                                                                               2,839
Inventory Carrying Cost                                                                                  2
Inventory Handling Costs                                                                              (11)
Special Projects                                                                                       269
Competitive Comm Svcs                                                                                    4
Web Site - Marketing                                                                                   151
Product Development Support                                                                              6
Voicemail Technical Support                                                                             15
Other Outside Services                                                                                  77
Meetings                                                                                               195
Annual Sales Meeting                                                                                   246
Temp Office Svc                                                                                        345
Consulting Svc                                                                                         126
Commissions - Dealers                                                                               10,439
Residuals - Digital One                                                                                359
Billings Services                                                                                    1,940
Billing Services - Postage                                                                             681
RF Software License                                                                                     63
Utility Cost                                                                                         2,280
Records Management Expense                                                                               6
Cleaning/Janitorial Services                                                                            11
Security Service                                                                                         4
Equipment Maintenance Program                                                                            1
Random Drug Testing                                                                                      8
Transport Charges - Other                                                                              491
Interconnect Expenses                                                                                5,487
Vendor Fees - Recharge                                                                                 753
Recruiting                                                                                              16
Collection Agency Fees                                                                                 163
Market Research                                                                                        381
Segmentation                                                                                            37


-----------------------------------------------------------------------------------------------------------
TOTAL                                                                                               42,582
------------------------------------------------------------------------ ----------------------------------

*Account 923 details are voluminous and are available for review at:  5555 Glenridge Connector, Suite 500, Atlanta, GA.




                                                                                                                            23

                                            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                                 For the Year Ended December 31, 2004
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

-----------------------------------------------------------------------------------------------------------
                                  DESCRIPTION                                                      AMOUNT

Supplemental ESP                                                                                        24

Pension Expense                                                                                      1,714

Post Retirement Medical & Life                                                                         565

Supplemental Executive Retirement Plan                                                                  54

Deferred Compensation Plan                                                                              58

Performance Dividend Plan                                                                              538

Financial Planning Program                                                                              16

Employee Group Insurance/Company Contribution                                                        2,384

Employee SavingsPlan/Company Contribution                                                              889

ESOP/Company Contribution                                                                               49

Employee Health/Physical Exam                                                                            6

Accrued Vacation Expense                                                                                62










                                                                                  -------------------------
                                                                           TOTAL                     6,359
-----------------------------------------------------------------------------------------------------------



                                                                                                            24
                                            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                                 For the Year Ended December 31, 2004
                                                                    -----------------

-----------------------------------------------------------------------------------------------------------

                           GENERAL ADVERTISING EXPENSE
                                 ACCOUNT 930.1*
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 930.1 "General
Advertising Expense", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-----------------------------------------------------------------------------------------------------------
DESCRIPTION                                                                                AMOUNT

----------------------------------------------------------------------------------------------------------
93010000          Advertising                                                                        4,719

93011000          Newspaper Advertising                                                                 47

93011100          Trade Shows                                                                           40

93011200          Brochures                                                                            717

93011300          Newsletters/Bulletins                                                                150

93011400          Sales Incentives-Promotions                                                           38

93011500          Co-Op Credits - Dealer Claims                                                        703

93011600          Co-Op Credits - Administration                                                        26

93012000          Yellow Pages                                                                         330

93012300          Special Promotions                                                                    22

93013000          Production Costs                                                                     467

93015000          Media                                                                                  1

93016000          Co-Op Credits - Motorola                                                            -513

93016500          Retail Displays - Sales Offices                                                       58

93017000          Agency Fees                                                                          300

93018000          Public Relations                                                                     193

93018100          Promotions                                                                           687

93018600          Customer Communications-Existing                                                     244

93018700          Customer Retention                                                                   116

93018720          Customer Appreciation                                                                 19



*Account 930.1 details are voluminous and are available for review at:
        5555 Glenridge Connector, Suite 500, Atlanta, GA.





                                                                                  -------------------------
TOTAL                                                                                                8,364
-----------------------------------------------------------------------------------------------------------


                                                                                                                           25
                                            ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                                                 For the Year Ended December 31, 2004
                                                                    -----------------


-----------------------------------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:            Provide  a  listing  of the  amount  in  Account  930.2,  "Miscellaneous  General
                         Expenses",  classifying  such expenses  according to their  nature.  Payments and expenses  permitted by Section 321 (b) (2) of the Federal Election  Campaign Act,
                         as  amended  by  Public  Law  94-283  in 1976 (2  U.S.C.S.  441 (b) (2)  shall be separately classified.

-----------------------------------------------------------------------------------------------------------
                     D   E   S   C   R   I   P   T   I   O   N                             AMOUNT
-----------------------------------------------------------------------------------------------------------

         Dues and Memberships                                                                           58

         Awards                                                                                         49

         Training and Seminars                                                                         334

         Diversity Training                                                                              6

         Miscellaneous                                                                                  74

         Sales Tax Discounts                                                                             3

         Non-recoverable E911 Fees                                                                     313

         Regulatory Fees                                                                               292

         Storage and Moving                                                                             17

         Corporate Training & Meals                                                                    122

         Incentive Trip Expenses                                                                       112

         FCC License Fees                                                                                2

         Credit Card Processing Fees                                                                   513

         Allocated Overhead - Labor                                                                   (68)



















                                                                                  -------------------------
                                                                           TOTAL                     1,827
--------------------------------------------------------------------------------- -------------------------




                                                                                                          26

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                          -----------------


-----------------------------------------------------------------------------------------------------------
                                      RENTS

                                   ACCOUNT 931

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
INSTRUCTIONS:            Provide a listing of the amount  included in Account  931,  "Rents,"  classifying such  expenses  by  major  groupings  of  property,  as  defined  in the  account definition of the Uniform System of Accounts.

-----------------------------------------------------------------------------------------------------------
                                TYPE OF PROPERTY                                           AMOUNT
-----------------------------------------------------------------------------------------------------------

Office                                                                                               3,205

Tower and Land                                                                                       6,032

Vehicles                                                                                               135

Computer Equipment                                                                                     362

Miscellaneous                                                                                          133

































                                                                                  -------------------------
                                                                           TOTAL                     9,867
-----------------------------------------------------------------------------------------------------------




                                                                                                         27
             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                         -----------------

-----------------------------------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:           Provide an analysis of Account 408, "Taxes Other Than Income Taxes".  Separate the
                        analysis  into two  groups:  (1) other than U.S.  Government  taxes,  and (2) U.S.
                        Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-----------------------------------------------------------------------------------------------------------
                           K I N D    O F    T A X                                           AMOUNT
-----------------------------------------------------------------------------------------------------------

Other than U.S. Government:
         State Unemployment                                                                            135
         Real Estate and Personal Property                                                           1,721
         Other State and Local Taxes and Licenses                                                       95
         SWT Employer                                                                                    2






                                                                                  -------------------------
                                                                        Subtotal                     1,953
                                                                                  -------------------------

U. S. Government:
         FICA - Employers Portion                                                                    2,016
         FUTA                                                                                           40
         FWT Employer                                                                                    3
         Federal Excise                                                                                263
                                                                                  -------------------------
                                                                        Subtotal                     2,322
                                                                                  -------------------------





                                                                                  -------------------------
                                                                           TOTAL                     4,275
--------------------------------------------------------------------------------- -------------------------




                                                                                                                          28

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004

-----------------------------------------------------------------------------------------------------------
                                   DONATIONS

                                  ACCOUNT 426.1

                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------
 INSTRUCTIONS:           Provide a listing of the amount included in Account 426.1 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.
-----------------------------------------------------------------------------------------------------------

NAME   OF   RECIPIENT                         PURPOSE    OF   DONATION                         AMOUNT
-----------------------------------------------------------------------------------------------------------

Four Various Contributions                    General Fund                                               5























                                                                                          -----------------
                                                                                   TOTAL                 5
-----------------------------------------------------------------------------------------------------------



                                                                                                         29

                  ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                        -----------------

                                OTHER DEDUCTIONS
                                  Account 426.5

-----------------------------------------------------------------------------------------------------------
                     DESCRIPTION                                NAME OF                    AMOUNT
                                                                 PAYEE
-----------------------------------------------------------------------------------------------------------


LOBBYING                                                 JOE TANNER &                           97
                                                        ASSOCIATES

                                                         DAX R. SWATEK &                        42
                                                              ASSOCIATES

                                                        GOVERNMENT AFFAIRS, INC.                42

                                                               C.T.I.A.                         10






                                                        -------------------------------------------------
                                                                TOTAL                          191
---------------------------------------------------------------------------------------------------------



                                                                                                                    30

             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.

                      For the Year Ended December 31, 2004
                                         -----------------


-----------------------------------------------------------------------------------------------------------

                               ORGANIZATION CHART

-----------------------------------------------------------------------------------------------------------
                                                        President &
                                                     Chief Executive Officer
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |

----------------------------------------------------------------|-----------------------------------------------------------------
        |                                     |                 |         |                           |
        |                                     |                 |         |                           |
 Engineering - Switch              Southern Telecom             VP Sales & Distribution      Engineering - General

  --------------------------------------------------------------------------------------------------------------------------------
        |                                     |                 |        |                          |
        |                                     |                 |        |                          |
        |                                     |                 |        |                          |
        |                                     |                 |        |                          |
     VP Marketing                    VP Corporate               |     Engineering Director          |
                                      Operations                |                             Executive Assistant
        |                                    |                  |        |                           |
        |                                    |                  |        |                           |

    Product Development              HR & Customer              |    Network Design        Legal & External Affairs
     & Support                      Support Director            |
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |
                                                                |
 ---------------------------------------------------------------
              |
              |
              |
              |
              |
          Human Resources




             ANNUAL REPORT OF SOUTHERN COMMUNICATIONS SERVICES, INC.


                                SIGNATURE CLAUSE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and accordance with release numbers 22132, and order number 70-8233, dated December 30, 1994, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                     SOUTHERN COMMUNICATIONS SERVICES, INC.
                           (Name of Reporting Company)


                   By: /s/ R. Craig Elder
                       --------------------------------------
                         (Signature of Signing Officer)


                R. Craig Elder, CFO, Vice President and Treasurer
                   (Printed Name and Title of Signing Officer)





Date:  April 26, 2005